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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)(1)



                             1st STATE BANCORP, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   3645S 10 0
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                                 (CUSIP Number)

                                DECEMBER 31, 2005
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             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  /_/   Rule 13d-1(b)

                  /X/   Rule 13d-1(c)

                  /_/   Rule 13d-1(d)

------------------------
(1)*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages


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CUSIP NO. 33645S 10 0                13G/A                     PAGE 2 OF 6 PAGES
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1          NAMES OF REPORTING PERSONS:
           JAMES C. McGILL

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/

                                                                (b) /_/

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3          SEC USE ONLY
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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

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                        5      SOLE VOTING POWER                239,972 (1)
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      6      SHARED VOTING POWER              117,785 (2)
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING        7      SOLE DISPOSITIVE POWER           227,480 (3)
         PERSON
          WITH          --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER         117,785 (2)
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           357,757 (1)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                /_/
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           12.02% (4)
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12         TYPE OF REPORTING PERSON
                    IN
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(1)   Includes 79,078 shares that may be acquired upon exercise of options exercisable within 60 days.
(2) Consists of 117,785 shares owned by the 1st Bank Foundation, Inc., of which the reporting person serves as a Director. Mr. McGill disclaims beneficial ownership of shares owned by State Bank Foundation, Inc.
(3) Does not include 12,492 shares allocated to reporting person's account under the 1st State Bancorp, Inc. Employee Stock Ownership Plan.
(4) Assumes that options for 79,078 shares have been exercised. Based on 2,898,637 shares of common stock outstanding as of December 31, 2005.

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CUSIP NO. 33645S 10 0                13G/A                     PAGE 3 OF 6 PAGES
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1          NAMES OF REPORTING PERSONS:
           GAIL S. McGILL

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                (a) /_/

                                                                (b) /_/

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
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                        5      SOLE VOTING POWER                288
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      6      SHARED VOTING POWER                0
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING        7      SOLE DISPOSITIVE POWER           288
         PERSON
          WITH          --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER           0

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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            288
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                /_/
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            0.01% (1)
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12         TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

(1) Based on 2,898,637 shares of common stock outstanding as of December 31, 2005.

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                                                        PAGE 4 OF 6 PAGES
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


ITEM 1(a).      NAME OF ISSUER.
                1st State Bancorp, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
                445 S. Main Street
                Burlington, North Carolina 27215

ITEM 2(a).      NAME OF PERSON(S) FILING.
                (A) James C. McGill
                (B) Gail S. McGill

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
                (A) 445 S. Main Street
                    Burlington, North Carolina  27215

                (B) 1915 W. Lake Drive
                    Burlington, North Carolina  27215

ITEM 2(c).      CITIZENSHIP.
                (A) United States of America.
                (B) United States of America.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES.
                Common Stock, par value $.01 per share.

ITEM 2(e).      CUSIP NUMBER.
                33645S 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECKWHETHER THE PERSON FILING IS A:

                Not applicable. This Statement is being filed pursuant to Rule 13d-1(c).

ITEM 4.         OWNERSHIP.

       (A) AMOUNT BENEFICIALLY OWNED: See Row 9 of the second part of the cover page provided for each reporting person.


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                                                        PAGE 5 OF 6 PAGES
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       (B)      PERCENT OF CLASS:  See Row 11 of the second part of the cover page provided for each reporting person.

       (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /_/

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
         No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares held by the reporting person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.
         Not applicable.

ITEM 10.        CERTIFICATIONS.
         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                        PAGE 6 OF 6 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





/s/ James C. McGill                                            February 14, 2006
---------------------------------------------
James C. McGill, as an Individual Stockholder



/s/ Gail S. McGill                                             February 14, 2006
---------------------------------------------
Gail S. McGill, as an Individual Stockholder



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                                                                      EXHIBIT 99
                                                                      ----------


                         AGREEMENT RELATING TO FILING OF
                         -------------------------------
                           JOINT STATEMENT PURSUANT TO
                           ---------------------------
                               RULE 13D-1(k) UNDER
                               -------------------
                       THE SECURITIES EXCHANGE ACT OF 1934
                       -----------------------------------


         The undersigned agree that the Statement of Schedule 13G to which this Agreement is attached is filed on behalf of each of them.


Date: February 14, 2006                              By: /s/ James C. McGill
                                                         -----------------------
                                                         James C. McGill



                                                     By: /s/ Gail S. McGill
                                                         -----------------------
                                                         Gail S. McGill